希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk



Our Ref : SEC/TW/USSEC/L190-06cc
Your Ref :

26 October 2006

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

**BY AIR MAIL**



Dear Sirs

**Hysan Development Company Limited (Exemption No. 82-1617)**
- **Notice of Listing on The Stock Exchange of Hong Kong Limited dated 26 October 2006 regarding a U.S.$1,000,000,000 Medium Term Note Programme of Hysan (MTN) Limited, which is unconditionally and irrevocably guaranteed by Hysan Development Company Limited**

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the captioned notice for your kind attention and records.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services



Encl.

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

*This advertisement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.*

# NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

Hysan 希慎

## HYSAN (MTN) LIMITED

*(incorporated with limited liability in British Virgin Islands)*

**unconditionally and irrevocably guaranteed by**

## HYSAN DEVELOPMENT COMPANY LIMITED
## 希慎興業有限公司

*(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)*

(Stock Code: 00014)

## U.S.$1,000,000,000
## MEDIUM TERM NOTE PROGRAMME

*Arrangers*

**MERRILL LYNCH INTERNATIONAL**

**MORGAN STANLEY & CO. INTERNATIONAL LIMITED**

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of the U.S.$1,000,000,000 Medium Term Note Programme (the "Programme") and any notes issued thereunder within 12 months after 1 November 2006, as described in the Offering Circular to be dated 1 November 2006. The listing of the Programme is expected to become effective on or about 1 November 2006.

*As at the date of this notice, the Board of Directors of Hysan Development Company Limited comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee, Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong and the Board of Directors of Hysan (MTN) Limited comprises Peter Ting Chang Lee, Michael Tze Hau Lee, Pauline Wah Ling Yu Wong and Tin For Tsang.*

By order of the Board of
**Hysan Development Company Limited & Hysan (MTN) Limited**
**Wendy W.Y. Yung**
*Company Secretary*

Hong Kong, 26 October 2006

SCMP 26 October 2006